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Jan. 18, 2012

Mark Cowan
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549

ATTN: Document Control - Edgar

RE: Initial Registration Statements on Form N-4

      RiverSource Variable Account 10 ("Registrant")
      RiverSource Retirement Group Variable Annuity Contract I
      File Nos. 333-177380/811-07355

      RiverSource Variable Account 10 ("Registrant")
      RiverSource Retirement Group Variable Annuity Contract II
      File Nos. 333-177381/811-07355

Dear Mr. Cowan:

This letter is in response to Staff's comments received in a letter dated Dec. 19, 2011 for the above-referenced Initial Registration Statement filings filed on or about Oct.19, 2011. Comments and responses are outlined below.

COMMENT 1. The Contract and Certificate in Brief (p. 5)

           With respect to transfers, the disclosure states that "[s]ubject to certain restrictions," you currently may redistribute your certificate account value among the subaccounts without charge at any time until the annuitization start date " Please advise the staff as to any such transfer restrictions among the subaccounts as we were unable to find any in the section describing transferring among accounts.

RESPONSE: Since there are no restrictions on transfers before the annuitization start date, the disclosure has been revised to state:

     You currently may redistribute your certificate account value among the subaccounts without charge at any time until the annuitization start date and once per certificate year after the annuitization start date.

COMMENT 2. Annual Portfolio Expenses (p.8)

          a. Please clarify in the narrative preceding the table that more detail concerning each fund's fees and expenses is contained in each fund's prospectus.

RESPONSE: The last sentence in the narrative preceding the Annual Operating Expenses of the Funds table has been revised to state:

     More detail concerning each fund's fees and expenses is contained in each fund's prospectus.

          b. Please advise the staff whether any of the available portfolio companies invest in shares of one or more Acquired Funds. If so, please confirm that Total Annual Portfolio Operating

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               Expenses for the portfolio company include fees and expenses incurred indirectly by the portfolio company as a result of investment in shares of one or more Acquired Funds, calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

RESPONSE: Certain portfolio companies will invest in shares of one or more Acquired Funds. Registrant confirms that Total Annual Portfolio Operating Expenses for those portfolio companies will include fees and expenses incurred indirectly by the portfolio company as a result of investment in shares of one or more Acquired Funds, and those fees and expenses will be calculated in accordance with Instruction 3(f) to Item 3 of Form N-1A.

COMMENT 3. Variable Account Administrative Charge (p. 22)

           In the last sentence of this section, the disclosure states that "[c]urrently, we do not impose this charge, but we reserve the right to apply this charge for new participants." Please either include the maximum charge that may be imposed on new participants or, alternatively, remove the disclosure.

RESPONSE: Complied. Since this charge is not applicable to current participants, Registrant has deleted disclosure and all references to the variable account administrative charge from the prospectus. Registrant will file a new registration statement if this charge is imposed for the new participants.

COMMENT 4. Mortality and Expense Risk Fee (p. 22)

           The prospectus reserves the right to change the M&E risk fee for new participants. Please confirm that the fee of 0.95% is the maximum. Otherwise, please indicate the maximum.

RESPONSE: Complied. At the Staff's suggestion, Registrant has removed this disclosure from the prospectus. Registrant will file a new registration statement if this percentage changes for the new participants.

COMMENT 5. Benefits in Case of Death (p. 33)

          To avoid confusion, please consider deleting references to subtracting "any rider charges" from the formula for determining the death benefit as the contract does not offer any riders. This comment also applies to the section entitled "The Annuity Payout Period."

RESPONSE: Complied. References to "any rider charges" have been deleted.

COMMENT 6. Financial Statements, Exhibits, and Other Information

           Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

RESPONSE: Confirmed. Financial statements, exhibits and other information not included in the registration statement will be filed by pre-effective amendment.

COMMENT 7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

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[ ]  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

[ ] the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

[ ] the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: Confirmed.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-4177, or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/Dixie Carroll
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Dixie Carroll

Assistant General Counsel

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